UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2009
Commission File Number 001-15246

LLOYDS BANKING GROUP plc

_______________________________

25 Gresham Street
London EC2V 7HN
United Kingdom

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒ Form 20-F               ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
☐ Yes                          ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
n/a

59/09	8 June 2009

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN OR INTO OR FROM CANADA, HONG KONG, JAPAN, MALAYSIA, THAILAND OR ANY OTHER JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION.

LLOYDS BANKING GROUP ANNOUNCES STRONG SUPPORT FOR THE COMPENSATORY OPEN OFFER AND COMMENCEMENT OF THE HMT PREFERENCE SHARE REDEMPTION

Compensatory Open Offer

Lloyds Banking Group plc (the “Company”) announces that valid acceptances have been received in respect of 9,043,154,385 Open Offer Shares representing approximately 87 per cent of the total number of Open Offer Shares to be issued pursuant to the Placing and Compensatory Open Offer announced by the Company on 20 May 2009.

Admission of the ordinary shares to be allotted pursuant to the Compensatory Open Offer to the Official List of the UK Listing Authority and to trading on the London Stock Exchange is expected to take place at 8:00 am today.

As previously disclosed, the joint bookrunners will use reasonable endeavours to procure placees for the balance of Open Offer Shares (representing approximately 13 per cent of the total number of open offer shares) not validly taken up in the Compensatory Open Offer (the “Rump”) at an aggregate price at least equal to the Issue Price of 38.43 pence multiplied by the number of open offer shares not validly taken up which are placed by the joint bookrunners (plus associated expenses) (the “Minimum Rump Placing Amount”).

As previously communicated, any premium to the Minimum Rump Placing Amount will be remitted on a pro rata basis to those registered shareholders who did not (or were deemed not to) take up, or were otherwise treated as not having taken up, their open offer entitlements, save that amounts of less than £3.00 per holding will not be so paid but will be aggregated and donated to charity (the British Heart Foundation). The fractional open offer entitlements were aggregated and placed for the benefit of the Company.

A further announcement as to the number of open offer shares for which acquirers have been procured and those (if any) which are to be acquired by HM Treasury will be made in due course. A further announcement as to the number of ordinary shares in issue and HM Treasury’s holding in the Company following the closing of the Placing and Compensatory Open Offer will also be made in due course.

Lloyds Banking Group plc is registered in Scotland no. 95000. Registered office: Henry Duncan House, 120 George Street, Edinburgh EH2 4LH

HMT Preference Share Redemption

As announced on 7 March 2009, Lloyds Banking Group will use the proceeds of the Placing and Compensatory Open Offer (being not less than £3,940 million net of commissions of up to £60 million payable to HM Treasury under the open offer agreement), together with up to £300 million of the Group’s existing cash resources, to redeem all outstanding HMT Preference Shares issued to HM Treasury in January 2009 at 101 per cent of their issue price (in accordance with the terms agreed with HM Treasury) together with accrued dividends thereon.

Today Lloyds Banking Group will use proceeds of the Compensatory Open Offer together with existing cash resources to redeem 3,475,284 outstanding HMT Preference Shares. Following this first redemption, the remaining 524,716 outstanding HMT Preference Shares are expected to be redeemed shortly after the completion of the placing of the Rump. A further announcement will be made in due course.

For further information:

Investor Relations
Michael Oliver	+44 (0) 20 7356 2167
Director of Investor Relations
Email: michael.oliver@ltsb-finance.co.uk

Douglas Radcliffe	+44 (0) 20 7356 1571
Senior Manager, Investor Relations
Email: douglas.radcliffe@ltsb-finance.co.uk

Media Relations
Shane O’Riordain	+44 (0) 20 7356 1849
Group Communications Director
Email: shane.o’riordain@lloydsbanking.com

This announcement does not constitute a prospectus or prospectus equivalent document. This announcement does not constitute or form part of any offer or invitation to purchase, otherwise acquire, subscribe for, sell, otherwise dispose of or issue, or any solicitation of any offer to sell, otherwise dispose of, issue, purchase, otherwise acquire or subscribe for, any security.

This announcement does not constitute an offer to sell, or a solicitation of an offer to subscribe for, the securities being issued in any jurisdiction in which such offer or solicitation is unlawful.

The Prospectus is available to eligible shareholders on the website of Lloyds Banking Group (www.lloydsbankinggroup.com) and in hard copy from Lloyds Banking Group’s registered office. Copies of the Prospectus are also available for viewing at the Document Viewing Facility of the FSA (25 The North Colonnade, London E14 5HS) and is available for inspection at Lloyds Banking Group’s registered office (Henry Duncan House, 120 George Street, Edinburgh EH2 4LH) as well as at the offices of Linklaters LLP (One Silk Street, London EC2Y 8HQ) during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) until Admission.

This announcement is not for distribution, directly or indirectly, in or into Canada, Hong Kong, Japan, Malaysia, Thailand or any other state or jurisdiction in which it would be unlawful to do so. This announcement does not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in the United States. The securities mentioned herein (the “Securities”) have not been, and will not be, registered under the United States Securities Act of 1933 (the “Securities Act”). The Securities may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act. There will be no public offer of the Securities in the United States.

The Lloyds Banking Group Directors accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the Lloyds Banking Group Directors (who have taken all reasonable care to ensure that such is the case) the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.